SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SRI/Surgical Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78464W104 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP NO. 78464W104	Page 2 of 6

1	NAME OF REPORTING PERSON Lee R. Kemberling I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida Revocable Trust

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 6 SHARED VOTING POWER 546,012 7 SOLE DISPOSITIVE POWER 8 SHARED DISPOSITIVE POWER 546,012

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,012
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.7%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 78464W104	Page 3 of 6

1	NAME OF REPORTING PERSON Lee R. Kemberling Revocable Living Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 42,000 6 SHARED VOTING POWER 546,012 7 SOLE DISPOSITIVE POWER 42,000 8 SHARED DISPOSITIVE POWER 546,012

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,012
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 78464W104	Page 4 of 6

Item 1.	(a)	Name of Issuer:

SRI/Surgical Express, Inc.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

12425 Racetrack Road Tampa, FL 33626

Item 2.	(a)	Name of Person Filing:

(1) Lee R. Kemberling Revocable Living Trust

(2) Lee R. Kemberling

Item 2.	(b)	Address of Principal Business Office or if None, Residence:

(1) 11500 47th Street North Clearwater, Florida 33762-4955

(2) 11500 47th Street North Clearwater, Florida 33762-4955

Item 2.	(c)	Citizenship:

(1) Florida Revocable Trust

(2) United States of America

Item 2.	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share of the Issuer (the “Common Stock”)

Item 2.	(e)	Cusip Number:

78464W104

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

N/A

CUSIP NO. 78464W104	Page 5 of 6

Item 4.	Ownership

Lee R. Kemberling Revocable Living Trust (“Kemberling Trust”) and Lee R. Kemberling (“Kemberling”) (collectively, the “Filing Persons”) believe that 6,262,524 shares of Common Stock were outstanding as of December 31, 2004. Based on such number of outstanding shares, the Filing Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

Kemberling Trust is currently the record owner of 546,012 shares of the Issuer’s Common Stock (8.7%). Kemberling, individually and as trustee, may be deemed to beneficially own all 546,012 shares of Common Stock held by the Kemberling Trust. Kemberling is not the record owner of any shares of Common Stock. Kemberling Trust and Kemberling share the power to vote and power to dispose of the 546,012 shares of the Issuer’s Common Stock owned by Kemberling Trust.

Kemberling also has beneficial ownership of an additional 42,000 shares by virtue of outstanding stock options granted to him by the Issuer which are currently exercisable or are exercisable within 60 days following the date of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

See Item 2 and Item 4

Item 9.	Notice of Dissolution of Group:

N/A

Item. 10.	Certification:

N/A

CUSIP NO. 78464W104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

LEE R. KEMBERLING REVOCABLE LIVING TRUST

By:	/s/ Lee R. Kemberling	/s/ Lee R. Kemberling
	Lee R. Kemberling, Trustee	Lee R. Kemberling, individually